Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 Fax 212.937.3943

Via Edgar

December 18, 2025

Benjamin Holt

David Link

Jeffrey Lewis

Wilson Lee

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	K2 Capital Acquisition Corp Amendment No. 2 and No. 1 to Registration Statement on Form S-1 Filed December 10, 2025 and December 9, 2025, respectively File No. 333-290350

Dear Mr. Holt, Mr. Link, Mr. Lewis and Mr. Lee :

On behalf of our client, K2 Capital Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 18, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are publicly filing an Amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

December 18, 2025 Page 2

Amendment No. 1 to Registration Statement on Form S-1 filed December 9, 2025

Exhibits

1.	The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that “counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds to the accounts as directed by the Company . . . .” Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states that the proceeds will not be released from the trust account until the completion of your initial business combination. Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

Response: The Company has resubmitted a revised Exhibit 10.2 with the Amended Registration Statement.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner